SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

October 31, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

31 October 2019

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Graham Baker
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc ordinary shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2019 interim dividend payment on 30 October 2019.
c)	Price(s) and volume(s)	Price(s) £17.0817	Volume(s) 25.788480
d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2019 - 10 - 30
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brad Cannon
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc ordinary shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2019 interim dividend payment on 30 October 2019.
c)	Price(s) and volume(s)	Price(s) £17.0817	Volume(s) 1.710420
d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2019 - 10 - 30
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Massimiliano Colella
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc ordinary shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2019 interim dividend payment on 30 October 2019.
c)	Price(s) and volume(s)	Price(s) £17.0817	Volume(s) 107.427450
d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2019 - 10 - 30
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Phil Cowdy
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc ordinary shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2019 interim dividend payment on 30 October 2019.
c)	Price(s) and volume(s)	Price(s) £17.0817	Volume(s) 0.657890
d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2019 - 10 - 30
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mark Gladwell
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc ordinary shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2019 interim dividend payment on 30 October 2019.
c)	Price(s) and volume(s)	Price(s) £17.0817	Volume(s) 33.828690
d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2019 - 10 - 30
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Melissa Guerdan
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc ordinary shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2019 interim dividend payment on 30 October 2019.
c)	Price(s) and volume(s)	Price(s) £17.0817	Volume(s) 17.720100
d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2019 - 10 - 30
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cathy O'Rourke
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc ordinary shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2019 interim dividend payment on 30 October 2019.
c)	Price(s) and volume(s)	Price(s) £17.0817	Volume(s) 140.421300
d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2019 - 10 - 30
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Susan Swabey
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc ordinary shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2019 interim dividend payment on 30 October 2019.
c)	Price(s) and volume(s)	Price(s) £17.0817	Volume(s) 41.605860
d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2019 - 10 - 30
f)	Place of the transaction	London Stock Exchange (XLON)

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  01923 477216

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned there unto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 31, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary